SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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WILMINGTON
January 30, 2014
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
VIA EDGAR & BY HAND	PARIS
Jeffrey P. Riedler	SÃO PAULO
Assistant Director	SHANGHAI
Division of Corporation Finance	SINGAPORE
Securities and Exchange Commission	SYDNEY
100 F Street, NE	TOKYO
Washington, DC 20549	TORONTO

Re:                             Mylan Inc.

Registration Statement on Form S-4 (333-193062)

Dear Mr. Riedler:

I am submitting this letter on behalf of Mylan Inc., a Pennsylvania corporation (the “Company”), in response to the letter, dated January 16, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the registration statement on Form S-4 (the “Registration Statement”) filed by the Company with the Commission on December 23, 2013.  The Company has filed Amendment No. 1 to the Registration Statement (the “Amendment”) on the date hereof in response to the Comment Letter.  The Registration Statement was filed to register an offer to exchange (the “Exchange Offer”) $500 million aggregate principal amount of the Company’s 1.800% Senior Notes due 2016 and $650 million aggregate principal amount of the Company’s 2.600% Senior Notes due 2018 registered under the Securities Act of 1933, as amended, for a like principal amount of the Company’s outstanding 1.800% Senior Notes due 2016 and 2.600% Senior Notes due 2018 issued in a private placement on June 25, 2013.  For your convenience, the heading and paragraph number in this letter correspond to the heading and paragraph number in the Comment Letter.

General

1. We note your response to prior comment 1. As you intend to use the DTC’s Automated Tender Offer Program, please note that you may send electronic instructions to the DTC through its communications system instead of sending a signed hard copy letter of transmittal. A participating note holder may tender through the Automated Tender Offer Program by providing electronic instructions to the exchange agent acknowledging receipt of and agreeing to be bound by the letter of transmittal. Please file the form of letter of transmittal as an exhibit

The Company has filed the form of the letter of transmittal that it intends to utilize to effect the Exchange Offer as Exhibit 99.3 to the Amendment and has made conforming changes to the Exchange Offer prospectus included within the Registration Statement to reflect the use of a letter of transmittal in connection with the Exchange Offer.

Please feel free to contact the undersigned at (212) 735-3497 or my colleague Joshua A. Kaufman at (212) 735-2609 if you have any questions related to this letter or need additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:                                Bradley L. Wideman

Vice President, Associate General Counsel

Securities and Assistant Secretary